Exhibit 99.1

January 13, 2023

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager- Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE:WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

The Board of Directors (“Board”) of Wipro Limited, have at their meeting held over January 12-13, 2023, considered and approved the following:

1.	Financial results of the Company for the quarter ended December 31, 2022, as per Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.

Payment of interim dividend of Rs. 1/- per equity share of par value Rs. 2/- each to the Members of the Company as on January 25, 2023, being the Record Date. The payment of Interim Dividend will be made on or before February 10, 2023.

Please find enclosed the Audited Standalone and Consolidated financial results under lndAS and Audited Consolidated financial results under IFRS for the quarter ended December 31, 2022, together with the Auditor’s Report, as approved by the Board today. The financial results are also being made available on the Company’s website at www.wipro.com.

The Board Meeting commenced on January 12, 2023 at 3:45 PM, and finally concluded on January 13, 2023 at 3:30 PM.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As Above